Exhibit 99.2

KB Financial Group Inc.

Separate Interim Financial Statements

September 30, 2017 and 2016

KB Financial Group Inc.

Index

September 30, 2017 and 2016

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of KB Financial Group Inc. (the Company). These financial statements consist of the separate interim statement of financial position of the Company as of September 30, 2017, and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2017 and 2016, and separate interim statements of changes in equity and cash flows for the nine-month periods ended September 30, 2017 and 2016, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our reviews

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034, Interim Financial Reporting.

Other Matters

We have audited the separate statement of financial position of the Company as of December 31, 2016, and the related separate statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with Korean Standards on Auditing. We expressed an unqualified opinion on those financial statements, not presented herein, in our audit report dated March 14, 2017. The separate statement of financial position as of December 31, 2016, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2016.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

November 14, 2017

This report is effective as of November 14, 2017, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc.

Separate Interim Statements of Financial Position

September 30, 2017 and December 31, 2016

(In millions of Korean won)	Notes	September 30, 2017		December 31, 2016
		(Unaudited)

Assets
Cash and due from financial institutions	4,5,6,29	~~W~~	286,683	~~W~~	115,065
Financial assets at fair value through profit or loss	4,5,7		290,950		246,656
Loans	4,5,8		10,000		29,415
Investments in subsidiaries	9		24,062,116		21,392,745
Investments in associates	10		—		1,053,690
Property and equipment	11		384		469
Intangible assets	12		8,140		8,092
Deferred income tax assets	13		6,568		4,604
Other assets	4,5,14		340,034		519,223

Total assets		~~W~~	25,004,875	~~W~~	23,369,959

Liabilities
Debts	4,5,15	~~W~~	200,000	~~W~~	350,000
Debentures	4,5,15		5,161,946		3,474,200
Net defined benefit liabilities	17		1,317		(193)
Current income tax liabilities			188,487		419,607
Other liabilities	4,5,18		158,641		104,528

Total liabilities			5,710,391		4,348,142

Equity
Share capital	19		2,090,558		2,090,558
Capital surplus	19		14,742,814		14,656,168
Accumulated other comprehensive income	19		(4,826)		(4,742)
Retained earnings	19		3,102,139		2,998,923
Treasury shares	19		(636,201)		(719,090)

Total equity			19,294,484		19,021,817

Total liabilities and equity		~~W~~	25,004,875	~~W~~	23,369,959

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Separate Interim Statements of Comprehensive Income

Three-Month and Nine-Month Periods Ended September 30, 2017 and 2016

		Period Ended September 30
(In millions of Korean won, except per share amounts)	Notes	2017 (Unaudited)				2016 (Unaudited)
		Three months		Nine months		Three months		Nine months
Interest income		~~W~~	603	~~W~~	3,213	~~W~~	1,144	~~W~~	3,870
Interest expense			(27,273)		(72,877)		(17,465)		(42,152)

Net interest expense	21		(26,670)		(69,664)		(16,321)		(38,282)

Fee and commission income			240		576		43		43
Fee and commission expense			(1,275)		(6,612)		(1,818)		(4,894)

Net fee and commission expense	22		(1,035)		(6,036)		(1,775)		(4,851)

Net gains(losses) on financial assets at fair value through profit or loss	23		(1,108)		3,777		1,456		7,149

Net other operating income	24		—		709,544		—		694,908

General and administrative expenses	25		(11,856)		(38,467)		(12,056)		(31,810)

Operating profit (loss) before provision for credit losses			(40,669)		599,154		(28,696)		627,114

Provision for credit losses			—		—		—		—

Operating profit (loss)			(40,669)		599,154		(28,696)		627,114

Net non-operating income (expenses)	26		134		94		324		(234)

Profit (loss) before income tax			(40,535)		599,248		(28,372)		626,880

Income tax benefit	27		1,404		1,937		635		(1,232)

Profit (loss) for the period			(39,131)		601,185		(27,737)		625,648

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities			(28)		(84)		(23)		(79)

Other comprehensive income for the period, net of tax			(28)		(84)		(23)		(79)

Total comprehensive income (loss) for the period		~~W~~	(39,159)	~~W~~	601,101	~~W~~	(27,760)	~~W~~	625,569

Earnings (losses) per share
Basic earnings (losses) per share	28	~~W~~	(98)	~~W~~	1,510	~~W~~	(74)	~~W~~	1,646
Diluted earnings (losses) per share	28		(97)		1,502		(73)		1,638

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Separate Interim Statements of Changes in Equity

Nine-Month Periods Ended September 30, 2017 and 2016

(In millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Total Equity

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(4,979)	~~W~~	2,787,416	~~W~~	—	~~W~~	18,228,004

Comprehensive income
Profit for the period		—		—		—		625,648		—		625,648
Remeasurements of net defined benefit liabilities		—		—		(79)		—		—		(79)

Total comprehensive income (loss)		—		—		(79)		625,648		—		625,569

Transactions with shareholders
Dividends		—		—		—		(378,625)		—		(378,625)
Acquisition of treasury Shares		—		—		—		—		(476,076)		(476,076)

Total transactions with shareholders		—		—		—		(378,625)		(476,076)		(854,701)

Balance at September 30, 2016 (Unaudited)	~~W~~	1,931,758	~~W~~	13,513,809	~~W~~	(5,058)	~~W~~	3,034,439	~~W~~	(476,076)	~~W~~	17,998,872

Balance at January 1, 2017	~~W~~	2,090,558	~~W~~	14,656,168	~~W~~	(4,742)	~~W~~	2,998,923	~~W~~	(719,090)	~~W~~	19,021,817

Comprehensive income
Profit for the period		—		—		—		601,185		—		601,185
Remeasurements of net defined benefit liabilities		—		—		(84)		—		—		(84)

Total comprehensive income (loss)		—		—		(84)		601,185		—		601,101

Transactions with shareholders
Dividends		—		—		—		(497,969)		—		(497,969)
Acquisition of treasury shares		—		—		—		—		(82,212)		(82,212)
Sales of treasury shares		—		86,646		—		—		165,101		251,747

Total transactions with shareholders		—		86,646		—		(497,969)		82,889		(328,434)

Balance at September 30, 2017 (Unaudited)	~~W~~	2,090,558	~~W~~	14,742,814	~~W~~	(4,826)	~~W~~	3,102,139	~~W~~	(636,201)	~~W~~	19,294,484

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Separate Interim Statements of Cash Flows

Nine-Month Periods Ended September 30, 2017 and 2016

		Nine-Month Period Ended September 30
(In millions of Korean won)	Note	2017		2016
		(Unaudited)		(Unaudited)
Cash flows from operating activities
Profit for the period		~~W~~	601,185	~~W~~	625,648

Adjustment for non-cash items
Depreciation and amortization			479		600
Share-based payments			4,952		1,858
Net interest expense			6,677		612
Net losses (gains) from valuation on financial assets at fair value through profit or loss			5,706		(1,920)
Net other expenses			1,554		1,723

			19,368		2,873

Changes in operating assets and liabilities
Deferred income tax assets			(1,937)		1,206
Other assets			(934)		11,062
Other liabilities			(7,039)		(13,994)

			(9,910)		(1,726)

Net cash inflow from operating activities			610,643		626,795

Cash flows from investing activities
Acquisition of investment in subsidiaries			(1,364,034)		—
Acquisition of investment in associates			—		(1,349,850)
Acquisition of financial assets at fair value through profit or loss			(50,000)		(100,000)
decrease(Increase) in loans			19,415		(36,525)
Acquisition of property and equipment			(81)		(105)
Acquisition of intangible assets			(334)		(105)
Disposal of intangible assets			—		10
Net increase in guarantee deposits provided			—		(966)

Net cash outflow from investing activities			(1,395,034)		(1,487,541)

Cash flows from financing activities
Net decrease in debts			(150,357)		—
Proceeds from issuance of debentures			1,836,114		1,875,939
Repayments of debentures			(149,669)		(150,000)
Dividends paid			(497,969)		(378,625)
Acquisition of treasury shares			(82,110)		(460,834)

Net cash inflow from financing activities			956,009		886,480

Net increase in cash and cash equivalents			171,618		25,734
Cash and cash equivalents at the beginning of the period	29		115,062		324,944

Cash and cash equivalents at the end of the period	29	~~W~~	286,680	~~W~~	350,678

The accompanying notes are an integral part of these interim separate financial statements.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

1. The Company

KB Financial Group Inc. (the Company), in accordance with Financial Holding Companies Act, was established on September 29, 2008, through stock transfers with the former shareholders of Kookmin Bank, KB Investment & Securities Co., Ltd., KB Asset Management Co., Ltd., KB Real Estate Trust Co., Ltd., KB Investment Co., Ltd., KB Futures Co., Ltd., KB Credit Information Co., Ltd., and KB Data Systems Co., Ltd. in order to provide management services and financing to associated companies. The headquarters are located at 84, Namdaemunro, Jung-gu, Seoul. The Company’s share capital as of September 30, 2017, is ~~W~~ 2,090,558 million. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Company established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Company acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. Meanwhile, the Company included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015. Also, the Company included Hyundai Securities Co., Ltd. as an associate in June 2016 and included as a subsidiary on October 2016 by comprehensive exchange of shares. Hyundai Securities Co., Ltd. merged with KB Investment & Securities Co., Ltd. in December 2016 and changed the name to KB Securities Co., Ltd. in January 2017. KB Insurance Co., Ltd. became one of the subsidiaries through a tender offer in May 2017.

The Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS). The accompanying separate interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying separate interim financial statements.

The separate financial statements of the Company have been prepared in accordance with Korean IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The separate financial statements were prepared in accordance with Korean IFRS 1027, Separate Financial Statements.

The Company’s condensed separate interim financial statements for the nine-month period ended September 30, 2017, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These condensed separate interim financial statements have been prepared in accordance with Korean IFRS which is effective or early adopted as of September 30, 2017.

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2017. The adoption of these amendments did not have any impact on the current period or any prior period and is not likely to affect future periods.

•	Amendments to Korean IFRS 1007, Statement of Cash Flows

Amendments to Korean IFRS 1007 Statement of Cash flows requires to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash flows.

•	Amendments to Korean IFRS 1012, Income Tax

Amendments to Korean IFRS 1012 clarify how to account for deferred tax assets related to debt instruments measured at fair value. Korean IFRS 1012 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments issued clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

•	Amendments to Korean IFRS 1112, Disclosure of Interests in Other Entities

Amendments to Korean IFRS 1112 clarify when an entity’s interest in a subsidiary, a joint venture or an associate is classified as held for sales in accordance with Korean IFRS 1105, the entity is required to disclose other information except for summarized financial information in accordance with Korean IFRS 1112.

Certain new accounting standards and interpretations that have been published that are not mandatory for annual reporting period commencing January 1, 2017 and have not been early adopted by the Company are set out below.

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund, unit trust and similar entities including investment-linked insurance funds, the entity may elect to measure that investment at fair value through profit or loss in accordance with Korean IFRS 1109. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. The Company will apply these amendments retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the consolidated financial statements because the Company is not a venture capital organization.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

Amendments to Korean IFRS 1102 clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled. And also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. The Company will apply the amendments for annual periods beginning on or after January 1, 2018 with early application permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

•	Enactments to Interpretation IFRIC 2122, Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Company will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, an entity is not required to restate prior periods in relation to classification, measurement and impairment of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Company’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Company and macroeconomic variables.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Within the Company, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS, such as analysis, design and implementation, and preparation for application. The Company is analyzing financial impacts of Korean IFRS 1109 on its separate financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

Meanwhile, the following areas are likely to be affected in general.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Company’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Contractual cash flows characteristics
Business model	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost[1]	Recognized at fair value through profit or loss[2]

Hold the financial asset for the collection of the contractual cash flows and trading	Measured at fair value through other comprehensive income[1]

Hold for trading and others	Measured at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	A designation at fair value through other comprehensive income is allowed only if the financial instrument is the equity investment that is not held for trading (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result an extended fluctuation in profit or loss.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result, profit or loss from fair value movements may decrease.

(c) Impairment: Financial Assets and Contract Assets

The new impairment model requires the recognition of impairment provisions based on expected credit losses (ECL) rather than only incurred credit losses as is the case under Korean IFRS 1039. It applies to financial assets classified at amortized cost, debt instruments measured at fair value through other comprehensive income, contract assets, lease receivables, loan commitments and certain financial guarantee contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Company will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses: expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses: expected credit losses that result from all possible default events over the life of the financial instrument
3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Company’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

•	Korean IFRS 1115, Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The Company will apply new standard for annual reporting periods beginning on or after January 1, 2018, and early adoption is permitted. The Company does not expect the amendments to have a significant impact on the separate financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the separate financial statements of the Company are measured using the currency of the primary economic environment in which the Company operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively, if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these condensed separate interim financial statements are the same as those that applied to the separate financial statements for the year ended December 31, 2016, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expenses for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Company is exposed to are credit risk, market risk, liquidity risk and others.

The note regarding financial risk management provides information about the risks that the Company is exposed to, including the objectives, policies, assessment and management process of risks. Additional quantitative information is disclosed throughout the separate financial statements.

The Company’s risk management system focuses on increasing transparency, developing the risk management environment, and the preemptive response to risk due to rapid changes in the financial environment to support the Company’s long-term strategy and business decisions efficiently. Credit risk, market risk and liquidity risk have been recognized as the Company’s key risks. These risks are measured and managed in Internal Capital or VaR (Value at Risk) using a statistical method.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Company’s target risk appetite. The committee approves significant risk matters and reviews the level of risks that the Company is exposed to and the appropriateness of the Company’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee, and discusses the detailed issues relating to the Company’s risk management.

Risk Management Division

The Risk Management Division is responsible for conducting detailed policies, procedures and working processes relating to the Company’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk is considered.

4.2.2 Credit Risk Management

The Company measures expected losses on assets that are subject to credit risk management and uses it as a management indicator.

4.2.3 Maximum Exposure to Credit Risk

The Company’s maximum exposures of financial instruments to credit risk without consideration of collateral values as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Due from financial institutions	~~W~~	286,683	~~W~~	115,065
Loans		10,000		29,415
Other financial assets		23,600		18,625

	~~W~~	320,283	~~W~~	163,105

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.4 Credit Risk of Loans

The Company maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Company recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Company does not recognize losses expected as a result of future events. The Company measures inherent incurred losses on loans and presents them in the separate financial statements through the use of an allowance account which is offset against the related loans.

Loans are classified as follows:

(In millions of Korean won)	September 30, 2017			December 31, 2016
Loans	Corporate loans		Percentage (%)	Corporate loans		Percentage (%)
Neither past due nor impaired	~~W~~	10,000	100.00	~~W~~	29,415	100.00
Past due but not impaired		—	—		—	—
Impaired		—	—		—	—

		10,000	100.00		29,415	100.00

Less: Allowances for loan losses		—	—		—	—

Carrying amount	~~W~~	10,000	100.00	~~W~~	29,415	100.00

Credit quality of loans that are neither past due nor impaired are as follows:

Corporate Loans
(In millions of Korean won)	September 30, 2017		December 31, 2016
Grade 1	~~W~~	10,000	~~W~~	29,415
Grade 2		—		—
Grade 3		—		—
Grade 4		—		—
Grade 5		—		—

	~~W~~	10,000	~~W~~	29,415

Credit quality of loans graded according to the probability of default are as follows:

Range of PD (%) (Probability of Default)
Grade 1	0.0 ~ 1.0
Grade 2	1.0 ~ 5.0
Grade 3	5.0 ~ 15.0
Grade 4	15.0 ~ 30.0
Grade 5	30.0 ~

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.2.5 Credit Risk Concentration Analysis

Details of the Company’s loans by country as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

	~~W~~	10,000	100.00	~~W~~	—	~~W~~	10,000

(In millions of Korean won)	December 31, 2016
	Corporate loans		%	Allowances		Carrying amount
Korea	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

Details of the Company’s corporate loans by industry as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	10,000	100.00		—	~~W~~	10,000

	~~W~~	10,000	100.00		—	~~W~~	10,000

(In millions of Korean won)	December 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

	~~W~~	29,415	100.00	~~W~~	—	~~W~~	29,415

4.3 Liquidity Risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is a risk that the Company becomes insolvency due to uncertain liquidity caused by unexpected cash outflows, or a risk of borrowing high interest debts or disposal of liquid and other assets at a substantial discount. The Company manages its liquidity risk through analysis of the contractual maturity of all financial assets and liabilities. The Company discloses them by maturity group; such as, on demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and; thus, are not identical to the amount in the financial statements that are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through the maturity.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

4.3.2. Liquidity Risk Management

The liquidity risk is managed by liquidity management principles and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Company.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

The remaining contractual maturity of financial assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	September 30, 2017
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	286,780	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	286,780
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		290,950		290,950
Loans		—		—		—		10,000		—		—		10,000
Other financial assets		—		4,266		—		18,817		—		—		23,083

	~~W~~	286,780	~~W~~	4,266	~~W~~	—	~~W~~	28,817	~~W~~	—	~~W~~	290,950	~~W~~	610,813

Financial liabilities
Debts	~~W~~	—	~~W~~	200,090	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	200,090
Debentures		—		2,726		24,121		559,799		3,740,310		1,278,830		5,605,786
Other financial liabilities		—		4,606		—		3,546		—		—		8,152

	~~W~~	—	~~W~~	207,422	~~W~~	24,121	~~W~~	563,345	~~W~~	3,740,310	~~W~~	1,278,830	~~W~~	5,814,028

(In millions of Korean won)
	December 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	115,173	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,173
Financial assets designated at fair value through profit or loss[2]		—		—		—		—		—		246,656		246,656
Loans		—		29,415		—		—		—		—		29,415
Other financial assets		—		1		—		18,197		—		—		18,198

	~~W~~	115,173	~~W~~	29,416	~~W~~	—	~~W~~	18,197	~~W~~	—	~~W~~	246,656	~~W~~	409,442

Financial liabilities
Debts	~~W~~	—	~~W~~	547	~~W~~	180,517	~~W~~	170,026	~~W~~	—	~~W~~	—	~~W~~	351,090
Debentures		—		1,322		166,637		50,477		2,691,848		852,433		3,762,717
Other financial liabilities		—		3,831		—		—		—		—		3,831

	~~W~~	—	~~W~~	5,700	~~W~~	347,154	~~W~~	220,503	~~W~~	2,691,848	~~W~~	852,433	~~W~~	4,117,638

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[1]	The amount of ~~W~~3 million, which is restricted amount due from the financial institutions as of September 30, 2017 and December 31, 2016, is excluded.
[2]	Financial assets designated at fair value through profit or loss and hybrid capital instruments are included in the ‘Over 5 years’ category according to their remaining contractual maturity because the assets’ point of sale is uncertain.

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors; such as, interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments. The most significant risk of the Company is interest rate risk.

4.4.2 Interest Rate Risk

Definition of interest rate risk

Interest rate risk is the risk that the fair value or future cash flows arising from interest income and interest cost that will fluctuate due to changes in interest.

Observation method and management indicator on interest rate risk

The main objective of interest rate risk management is to protect asset values against interest rate fluctuations. The Company manages the risk through Value at Risk measurement and management for the interest rate.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

5. Financial Assets and Financial Liabilities

5.1 Classification and Fair value of Financial Instruments

The carrying amounts and fair value of financial assets and liabilities by category as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	290,950	~~W~~	290,950
Loans and receivables
Cash and due from financial institutions		286,683		286,683
Loans		10,000		10,000
Other financial assets		23,600		23,600

	~~W~~	611,233	~~W~~	611,233

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	200,000	~~W~~	200,000
Debentures		5,161,946		5,122,209
Other financial liabilities		18,077		18,077

	~~W~~	5,380,023	~~W~~	5,340,286

(In millions of Korean won)	December 31, 2016
	Carrying amount		Fair value
Financial assets
Financial assets designated at fair value through profit or loss	~~W~~	246,656	~~W~~	246,656
Loans and receivables
Cash and due from financial institutions		115,065		115,065
Loans		29,415		29,415
Other financial assets		18,625		18,625

	~~W~~	409,761	~~W~~	409,761

Financial liabilities
Financial liabilities at amortized cost
Debts	~~W~~	350,000	~~W~~	350,000
Debentures		3,474,200		3,465,441
Other financial liabilities		10,450		10,450

	~~W~~	3,834,650	~~W~~	3,825,891

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Company discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is quoted price in an active market.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model.

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of external professional valuation institution where quoted prices are not available. The institutions use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Imputed Market Value Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Company uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or valuation results from independent external professional valuation institution.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations of external professional valuation institution, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined.

Fair value hierarchy

The Company believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The Company classifies and discloses fair value of the financial instruments into the three-level hierarchy as follows:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets measured at fair value in the statement of financial position as of September 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	September 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	290,950	~~W~~	290,950

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	—	~~W~~	—	~~W~~	246,656	~~W~~	246,656

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities whose fair values are disclosed as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	286,683	~~W~~	—	~~W~~	286,683
Loans[2]		—		—		10,000		10,000
Other financial assets[3]		—		—		23,600		23,600

	~~W~~	—	~~W~~	286,683	~~W~~	33,600	~~W~~	320,283

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	200,000	~~W~~	—	~~W~~	200,000
Debentures		—		5,122,209		—		5,122,209
Other financial liabilities[3]		—		—		18,077		18,077

	~~W~~	—	~~W~~	5,322,209	~~W~~	18,077	~~W~~	5,340,286

(In millions of Korean won)	December 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	—	~~W~~	115,065	~~W~~	—	~~W~~	115,065
Loans[2]		—		—		29,415		29,415
Other financial assets[3]		—		—		18,625		18,625

	~~W~~	—	~~W~~	115,065	~~W~~	48,040	~~W~~	163,105

Financial liabilities
Debts[4]	~~W~~	—	~~W~~	350,000	~~W~~	—	~~W~~	350,000
Debentures		—		3,465,441		—		3,465,441
Other financial liabilities[3]		—		—		10,450		10,450

	~~W~~	—	~~W~~	3,815,441	~~W~~	10,450	~~W~~	3,825,891

[1]	Because due from financial institutions classified as level 2 are deposits on demand, we regarded the carrying amount as representative of fair value.
[2]	Because loans classified as level 3 are loans with residual maturity of less than one year, we regarded the carrying amount as representative of fair value.
[3]	Other financial assets and other financial liabilities classified as level 3 are regarded as the carrying amount as representative of fair value.
[4]	Debts classified as level 2 are regarded as the carrying amount as representative of fair value.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Valuation techniques and inputs used in the fair value measurement

Financial assets and liabilities whose carrying amount is a reasonable approximation of fair value are not subject to disclose valuation techniques and inputs.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Fair value				Valuation Techniques	Inputs
	September 30, 2017		December 31, 2016
Financial liabilities
Debentures	~~W~~	5,122,209	~~W~~	3,465,441	DCF model	Discount rate

5.2 Level 3 of the Fair Value Hierarchy Disclosure

5.2.1 Valuation Policy and Process for Fair Value Measurement Categorized Within Level 3

The Company uses external, independent and qualified professional valuer’s valuation to determine the fair value of the Company’s assets at the end of every reporting period.

5.2.2 Changes in fair value (Level 3) measured using valuation technique based on assumption that is unobservable in the market

Details of changes in Level 3 of the fair value hierarchy for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	246,656
Total gains or losses
- Profit or loss for the period		(5,706)
- Other comprehensive income		—
Purchases		50,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	290,950

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss
	Financial assets designated at fair value through profit or loss
Beginning balance	~~W~~	99,118
Total gains or losses
- Profit or loss for the period		1,920
- Other comprehensive income		—
Purchases		100,000
Sales		—
Issues		—
Settlements		—
Transfers into Level 3		—
Transfers out of Level 3		—

Ending balance	~~W~~	201,038

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and profit or loss from financial instruments held at the end of the reporting period in the statement of comprehensive income for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Losses from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(5,706)	~~W~~	—	~~W~~	—
Total gains or losses included in profit or loss for the period for financial instruments held at the end of the reporting period	~~W~~	(5,706)		—		—

(In millions of Korean won)	2016
	Gains from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,920	~~W~~	—	~~W~~	—
Total gains or losses included in profit or loss for the period for financial instruments held at the end of the reporting period		1,920		—		—

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

5.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	290,950	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.21~5.05	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.53	The higher the volatility, the higher the fair value fluctuation

(In millions of Korean won)	December 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	246,656	Hull and White Model, Monte Carlo Simulation, DCF Model	Discount rate, Volatility of interest rate	Discount rate	2.56~4.92	The lower the discount rate, the higher the fair value
					Volatility of interest rate	0.54	The higher the volatility, the higher the fair value fluctuation

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable outcome. There are derivative-linked securities whose fair value changes are recognized in profit or loss.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The results of the sensitivity analysis from changes in inputs are as follows:

(In millions of Korean won)	September 30, 2017
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	9,243	~~W~~	(8,952)	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2016
	Recognition in profit or loss				Other comprehensive income
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative-linked securities[1]	~~W~~	8,827	~~W~~	(8,577)	~~W~~	—	~~W~~	—

[1]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters; such as, discount rate, the correlation of rates of long-term interest rate and short-term interest rate, or the volatility of the interest rate is shifted by ± 1%.

5.3 Offsetting Financial Assets and Financial Liabilities

The Company entered into master netting agreement with the counterparty through International Derivatives Swaps and Dealers Association (“ISDA”) or other similar agreements in relation to Over-the-counter derivatives and foreign exchange spot transaction. Repurchase agreements and stock lending and borrowing transactions of the Company are offset through similar netting agreements as derivatives. In accordance with the master netting agreement, the contact with the counterparty is terminated in certain circumstances; such as, bankruptcy or insolvency. At the termination, the receivables and payment of the counterparty offset, and receive/pay the net balance from/to the counterparty. Besides the financial instruments mentioned above, the Company has other financial instruments; such as, domestic exchange transactions and marketable securities, receivables and payable relating to derivative instruments. Theses financial instruments are settled at net basis in accordance with the legal net obligations; therefore, they are presented in the statement of financial position after offset.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Reverse repurchase agreements	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—

(In millions of Korean won)	December 31, 2016
							Amount not offset
	Gross assets		Gross liabilities offset		Net amounts presented in the statement of financial position		Financial instruments		Cash collateral		Net amount
Reverse repurchase agreements	~~W~~	29,415	~~W~~	—	~~W~~	29,415	~~W~~	(29,415)	~~W~~	—	~~W~~	—

6. Due from Financial Institution

Details of due from financial institution as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Financial Institution	Interest rate (%) (As of September 30, 2017)	September 30, 2017		December 31, 2016
Due from financial institution in Korean won	Due from banks	Kookmin Bank	0.00 ~ 0.96	~~W~~	286,683	~~W~~	57,967
		Standard Chartered Bank	—		—		863
		KEB Hana Bank	—		—		3,294
	Due from others	The Korea Securities Finance Corporation	—		—		52,941

				~~W~~	286,683	~~W~~	115,065

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Details of a maturity analysis of due from financial institution, excluding restricted cash, as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	286,680	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	286,680

(In millions of Korean won)	December 31, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Due from financial institution in Korean won	~~W~~	115,062	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	115,062

Restricted cash from financial institution as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	Financial Institution	September 30, 2017		December 31, 2016		Reason for restriction
Due from financial institution in Korean won	Kookmin Bank	~~W~~	3	~~W~~	3	Pledged as collateral for the overdraft establishment

7. Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or losses as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Financial assets designated at fair value through profit or loss
Derivative-linked securities	~~W~~	290,950	~~W~~	246,656

8. Loans

Details of loans as of September 30, 2017 and December 31, 2016 are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Loans	~~W~~	10,000	~~W~~	29,415
Less: Allowances for loan losses		—		—

Book amount	~~W~~	10,000	~~W~~	29,415

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

9. Investments in Subsidiaries

Details of subsidiaries as of September 30, 2017, are as follows:

Name of subsidiary	Industry	Location
Kookmin Bank	Banking and domestic, foreign exchange transaction	Korea
KB Securities Co., Ltd.	Financial investment	Korea
KB Insurance Co., Ltd.	Non-life insurance	Korea
KB Kookmin Card Co., Ltd.	Credit card	Korea
KB Life Insurance Co., Ltd.	Life insurance	Korea
KB Asset Management Co., Ltd.	Investment advisory and collective investment	Korea
KB Capital Co., Ltd.	Financial leasing	Korea
KB Savings Bank Co., Ltd.	Savings banking	Korea
KB Real Estate Trust Co., Ltd.	Real estate trust management	Korea
KB Investment Co., Ltd.	Capital investment	Korea
KB Credit Information Co., Ltd.	Collection of receivables and credit investigation	Korea
KB Data System Co., Ltd.	System software, development and supply	Korea

Investments in subsidiaries as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won, except for shares and ownership %)	Number of Issued Shares	Ownership(%)	Carrying amount
Name of subsidiary	As of September 30, 2017		September 30, 2017		December 31, 2016
Kookmin Bank	404,379,116	100.00		14,821,721		14,821,721
KB Securities Co., Ltd.	298,620,424	100.00		3,342,391		3,342,391
KB Insurance Co., Ltd.	66,500,000	100.00		2,375,430		—
KB Kookmin Card Co., Ltd.	92,000,000	100.00		1,953,175		1,953,175
KB Life Insurance Co., Ltd.	91,200,000	100.00		485,314		485,314
KB Asset Management Co., Ltd.	7,667,550	100.00		96,312		96,312
KB Capital Co., Ltd.	21,492,128	100.00		573,811		279,870
KB Savings Bank Co., Ltd.	8,001,912	100.00		157,544		157,544
KB Real Estate Trust Co., Ltd.	16,000,000	100.00		121,553		121,553
KB Investment Co., Ltd.	8,951,797	100.00		104,910		104,910
KB Credit Information Co., Ltd.	1,252,400	100.00		23,621		23,621
KB Data System Co., Ltd.	800,000	100.00		6,334		6,334

			~~W~~	24,062,116	~~W~~	21,392,745

Changes in accumulated impairment losses on investments in subsidiaries for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Beginning		Impairment		Others		Ending
Accumulated impairment losses on investments in subsidiaries[1]	~~W~~	(51,742)	~~W~~	—	~~W~~	—	~~W~~	(51,742)

[1]	The industry environment of savings banks has deteriorated continuously and their performance fell short of expectations primarily due to a decline of benchmark interest rate. Considering the recent downturn, the Company recognized the impairment loss on investment in KB Savings Bank Co., Ltd.

10. Investments in Associates

Details of investments in associates as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
Name of associate	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	—	~~W~~	—	~~W~~	—	~~W~~	—	—	—

(In millions of Korean won)	December 31, 2016
Name of associate	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
KB Insurance Co., Ltd.	39.81	~~W~~	1,053,690	~~W~~	1,393,320	~~W~~	1,053,690	Non-life insurance	Korea

Changes in investments in associates for nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Acquisition		Disposal		Impairment		Reclassification		Ending
Name of associate
KB Insurance Co., Ltd.	~~W~~	1,053,690	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	(1,053,690)	~~W~~	—

(In millions of Korean won)	2016
	Beginning		Acquisition		Disposal		Impairment		Reclassification		Ending
Name of associate
KB Insurance Co., Ltd.	~~W~~	883,065	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	883,065
Hyundai Securities Co., Ltd.		—		1,349,850		—		—		—		1,349,850

	~~W~~	883,065	~~W~~	1,349,850	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	2,232,915

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

11. Property and Equipment

Details of property and equipment as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	823	~~W~~	(728)	~~W~~	—	~~W~~	95
Equipment and others		5,055		(4,766)		—		289

	~~W~~	5,878	~~W~~	(5,494)	~~W~~	—	~~W~~	384

(In millions of Korean won)	December 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Leasehold improvements	~~W~~	791	~~W~~	(679)	~~W~~	—	~~W~~	112
Equipment and others		5,046		(4,689)		—		357

	~~W~~	5,837	~~W~~	(5,368)	~~W~~	—	~~W~~	469

12. Intangible Assets

Details of intangible assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,623	~~W~~	(2,557)	~~W~~	—	~~W~~	66
Membership rights		9,623		—		(1,863)		7,760
Other intangible assets		3,820		(3,506)		—		314

	~~W~~	16,066	~~W~~	(6,063)	~~W~~	(1,863)	~~W~~	8,140

(In millions of Korean won)	December 31, 2016
	Acquisition Cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Software	~~W~~	2,615	~~W~~	(2,450)	~~W~~	—	~~W~~	165
Membership rights		9,531		—		(1,962)		7,569
Other intangible assets		3,657		(3,299)		—		358

	~~W~~	15,803	~~W~~	(5,749)	~~W~~	(1,962)	~~W~~	8,092

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

13. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,969	~~W~~	—	~~W~~	2,969
Membership rights		451		—		451
Defined benefit obligation		957		—		957
Plan assets		—		(526)		(526)
Short-term employee benefits		445		—		445
Others		2,446		(174)		2,272

		7,268		(700)		6,568

Offsetting of deferred tax assets and liabilities		(700)		700		—

	~~W~~	6,568	~~W~~	—	~~W~~	6,568

(In millions of Korean won)	December 31, 2016
	Assets		Liabilities		Net amounts
Share-based payments	~~W~~	2,189	~~W~~	—	~~W~~	2,189
Membership rights		475		—		475
Defined benefit obligation		1,267		—		1,267
Plan assets		—		(736)		(736)
Short-term employee benefits		381		—		381
Others		1,028		—		1,028

		5,340		(736)		4,604

Offsetting of deferred tax assets and liabilities		(736)		736		—

	~~W~~	4,604	~~W~~	—	~~W~~	4,604

14. Other Assets

Details of other assets as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Other financial assets
Receivables	~~W~~	4,265	~~W~~	—
Accrued income		1,438		663
Guarantee deposits provided		17,897		17,962

		23,600		18,625

Other non-financial assets
Receivables		315,156		498,866
Prepaid expenses		1,195		1,725
Advance payments		83		7

		316,434		500,598

	~~W~~	340,034	~~W~~	519,223

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

15. Debts

Debts as of September 30, 2017 and December 31, 2017, consist of:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Borrowings	~~W~~	200,000	~~W~~	350,000

Details of borrowings as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)		Lender	Annual interest rates (%) As of September 30, 2017	September 30, 2017		December 31, 2016
Borrowings in Korean won	Other borrowings	KTB Investment & Securities Co., Ltd. and Others	—	~~W~~	—	~~W~~	180,000
		Samsung Securities Co., Ltd.	—		—		170,000
		SK Securities Co., Ltd.	—		—
		KB Securities Co., Ltd and Others	1.64		200,000		—

				~~W~~	200,000	~~W~~	350,000

The maturities of debts as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	200,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	200,000

(In millions of Korean won)	December 31, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Borrowings in Korean won	~~W~~	180,000	~~W~~	170,000	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	350,000

16. Debentures

Details of debentures as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)
	Issued date	Expiration date	Annual interest rates (%) As of September 30, 2017	September 30, 2017	December 31, 2016
Unguaranteed debentures No. 3-2	Aug. 13, 2013	Aug. 13, 2018	3.46	130,000	~~W~~	130,000
Unguaranteed debentures No. 3-3	Aug. 13, 2013	Aug. 13, 2020	3.65	70,000		70,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Unguaranteed debentures No. 4	Mar. 17, 2014	Mar. 17, 2017	3.02	—	150,000
Unguaranteed debentures No. 5-1	Mar. 19, 2014	Mar. 19, 2019	3.31	80,000	80,000
Unguaranteed debentures No. 5-2	Mar. 19, 2014	Mar. 19, 2021	3.50	50,000	50,000
Unguaranteed debentures No. 6	Feb. 26, 2015	Feb. 26, 2022	2.38	30,000	30,000
Unguaranteed debentures No. 7	June 23, 2015	June 23, 2018	1.98	150,000	150,000
Unguaranteed debentures No. 8	June 23, 2015	June 23, 2020	2.34	100,000	100,000
Unguaranteed debentures No. 9	June 23, 2015	June 23, 2022	2.52	150,000	150,000
Unguaranteed debentures No. 10	Sept. 17, 2015	Sept. 17, 2020	2.16	20,000	20,000
Unguaranteed debentures No. 11	Sept. 23, 2015	Sept. 23, 2020	2.06	30,000	30,000
Unguaranteed debentures No. 12-1	Nov. 27, 2015	Nov. 27, 2018	2.07	80,000	80,000
Unguaranteed debentures No. 12-2	Nov. 27, 2015	Nov. 27, 2020	2.26	110,000	110,000
Unguaranteed debentures No. 12-3	Nov. 27, 2015	Nov. 27, 2022	2.38	50,000	50,000
Unguaranteed debentures No. 13	Dec. 04, 2015	Dec. 04, 2018	2.09	130,000	130,000
Unguaranteed debentures No. 14-1	Dec. 09, 2015	Dec. 09, 2020	2.27	140,000	140,000
Unguaranteed debentures No. 14-2	Dec. 09, 2015	Dec. 09, 2022	2.38	30,000	30,000
Unguaranteed debentures No. 15-1	May 12, 2016	May 12, 2019	1.61	180,000	180,000
Unguaranteed debentures No. 15-2	May 12, 2016	May 12, 2021	1.72	220,000	220,000
Unguaranteed debentures No. 15-3	May 12, 2016	May 12, 2026	2.01	200,000	200,000
Unguaranteed debentures No. 16-1	May 27, 2016	May 27, 2019	1.67	240,000	240,000
Unguaranteed debentures No. 16-2	May 27, 2016	May 27, 2021	1.78	60,000	60,000
Unguaranteed debentures No. 16-3	May 27, 2016	May 27, 2023	1.91	150,000	150,000
Unguaranteed debentures No. 17	June 27, 2016	June 27, 2021	1.51	50,000	50,000
Unguaranteed debentures No. 18-1	July 25, 2016	July 25, 2019	1.38	170,000	170,000
Unguaranteed debentures No. 18-2	July 25, 2016	July 25, 2021	1.45	110,000	110,000
Unguaranteed debentures No. 18-3	July 25, 2016	July 25, 2026	1.69	80,000	80,000
Unguaranteed debentures No. 19-1	Aug. 25, 2016	Aug. 24, 2018	1.35	200,000	200,000
Unguaranteed debentures No. 19-2	Aug. 25, 2016	Aug. 25, 2021	1.46	100,000	100,000
Unguaranteed debentures No. 19-3	Aug. 25, 2016	Aug. 25, 2026	1.69	120,000	120,000
Unguaranteed debentures No. 20-1	Nov. 28, 2016	Nov. 28, 2019	2.13	50,000	50,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Unguaranteed debentures No. 20-2	Nov. 28, 2016	Nov. 28, 2021	2.28		50,000		50,000
Unguaranteed debentures No. 21	Jan. 25, 2017	Jan. 23, 2020	1.82		100,000		—
Unguaranteed debentures No. 22-1	Feb. 28, 2017	Feb. 28, 2020	1.89		120,000		—
Unguaranteed debentures No. 22-2	Feb. 28, 2017	Feb. 28, 2022	2.11		110,000		—
Unguaranteed debentures No. 23	Mar. 23, 2017	Mar. 23, 2020	1.95		80,000		—
Unguaranteed debentures No. 24	Apr. 06, 2017	Apr. 06, 2020	1.97		70,000		—
Unguaranteed debentures No. 25-1	May 24, 2017	May 24, 2019	1.79		150,000		—
Unguaranteed debentures No. 25-2	May 24, 2017	May 24, 2020	1.97		100,000		—
Unguaranteed debentures No. 25-3	May 24, 2017	May 24, 2022	2.23		270,000		—
Unguaranteed debentures No. 25-4	May 24, 2017	May 24, 2027	2.62		80,000		—
Unguaranteed debentures No. 26-1	June 27, 2017	June 27, 2022	2.18		50,000		—
Unguaranteed debentures No. 26-2	June 27, 2017	June 27, 2024	2.34		200,000		—
Unguaranteed debentures No. 27	July 19, 2017	July 19, 2024	2.41		100,000
Unguaranteed debentures No. 28-1	Aug. 30, 2017	Aug. 30, 2022	2.30		60,000
Unguaranteed debentures No. 28-2	Aug. 30, 2017	Aug. 30, 2024	2.43		30,000
Unguaranteed debentures No. 28-3	Aug. 30, 2017	August. 30, 2027	2.60		60,000
Unguaranteed debentures No. 29-1	Sept. 19, 2017	Sept. 19, 2022	2.29		150,000

Unguaranteed debentures No. 29-2	Sept. 19, 2017	Sept. 19, 2024	2.44		110,000

					5,170,000		3,480,000
					(8,054)		(5,800)

				~~W~~	5,161,946	~~W~~	3,474,200

The maturities of debentures as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	—	~~W~~	—	~~W~~	480,000	~~W~~	1,770,000	~~W~~	2,920,000	~~W~~	5,170,000

(In millions of Korean won)	December 31, 2016
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Debentures in Korean won	~~W~~	150,000	~~W~~	—	~~W~~	—	~~W~~	1,410,000	~~W~~	1,920,000	~~W~~	3,480,000

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in debentures based on face value for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	3,480,000	~~W~~	1,840,000	~~W~~	150,000	~~W~~	5,170,000

(In millions of Korean won)	2016
	Beginning		Issue		Repayment		Ending
Debentures in Korean won	~~W~~	1,650,000	~~W~~	1,880,000	~~W~~	150,000	~~W~~	3,380,000

17. Net Defined Benefit Liabilities

Defined benefit plan

The Company operates defined benefit plans which have the following characteristics:

•	The Company has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Company.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using market data; such as, interest rates, future salary increase rate and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the defined benefit obligation for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,075	~~W~~	(15,268)	~~W~~	(193)
Current service cost		1,466		—		1,466
Interest expense(income)		292		(296)		(4)
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		111		111
Payments from plans (benefit payments)		(2,130)		2,130		—
Payments from the Company		(63)		—		(63)
Transfer in		2,801		(2,801)		—
Transfer out		(1,525)		1,525		—

Ending	~~W~~	15,916	~~W~~	(14,599)	~~W~~	1,317

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)
	2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	15,385	~~W~~	(14,794)	~~W~~	591
Current service cost		1,526		—		1,526
Interest expense (income)		286		(275)		11
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		104		104
Payments from plans (benefit payments)		(1,436)		1,436		—
Payments from the Company		(2)		—		(2)
Transfer in		1,206		(1,156)		50
Transfer out		(2,000)		2,000		—

Ending	~~W~~	14,965	~~W~~	(12,685)	~~W~~	2,280

Details of the net defined benefit liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Present value of defined benefit obligation	~~W~~	15,916	~~W~~	15,075
Fair value of plan assets		(14,599)		(15,268)

Net defined benefit liabilities	~~W~~	1,317	~~W~~	(193)

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Current service cost	~~W~~	1,466	~~W~~	1,526
Net interest expenses of net defined benefit liabilities		(4)		11

Post-employment benefits	~~W~~	1,462	~~W~~	1,537

18. Other Liabilities

Details of other liabilities as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Other financial liabilities
Payables	~~W~~	4,418	~~W~~	2,759
Accrued expenses		13,659		7,691

	~~W~~	18,077		10,450

Other non-financial liabilities
Payables	~~W~~	29,043		10,989
Accrued expenses		110,989		82,474
Withholding taxes		532		615

		140,564		94,078

	~~W~~	158,641	~~W~~	104,528

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

19. Equity

19.1 Share Capital

Details of share capital and number of issued shares as of September 30, 2017 and December 31, 2016, are as follows:

	September 30, 2017		December 31, 2016
Type of share	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		418,111,537		418,111,537
Share capital[1]	~~W~~	2,090,558	~~W~~	2,090,558

[1]	In millions of Korean won.

Changes in shares outstanding for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In number of shares)	2017	2016
Beginning	398,357,724	386,351,693
Increase	4,438,230	—
Decrease	(1,792,500)	(13,806,975)
Ending	401,003,454	372,544,718

19.2 Capital Surplus

Details of capital surplus as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Share premium	~~W~~	13,190,275	~~W~~	13,190,275
Other capital surplus		1,465,893		1,465,893
Gain on sales of treasury share		86,646		—

	~~W~~	14,742,814	~~W~~	14,656,168

19.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Remeasurements of net defined benefit liabilities	~~W~~	(4,826)	~~W~~	(4,742)

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Changes in accumulated other comprehensive income for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,742)	~~W~~	(111)	~~W~~	27	~~W~~	(4,826)

(In millions of Korean won)	2016
	Beginning		Changes		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(4,979)	~~W~~	(104)	~~W~~	25	~~W~~	(5,058)

19.4 Retained Earnings

Details of retained earnings as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Legal reserves	~~W~~	334,873	~~W~~	275,860
Voluntary reserves		982,000		982,000
Regulatory reserve for credit losses		2,498		604
Retained earnings before appropriation		1,782,768		1,740,459

	~~W~~	3,102,139	~~W~~	2,998,923

With respect to the allocation of net profit earned in a fiscal term, the Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 26 through 28 of the Supervisory Regulations on Financial Holding Companies.

Details of the regulatory reserve for credit losses as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Beginning	~~W~~	2,498	~~W~~	604
Estimated amounts subject to provision (reversal)		(843)		1,894

Ending	~~W~~	1,655	~~W~~	2,498

The adjustments to the regulatory reserve for credit losses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won, except per share amounts)	2017
	Three months		Nine months
Provision(reversal) of regulatory reserve for credit losses	~~W~~	913	~~W~~	(843)
Adjusted profit(losses) after provision of regulatory reserve for credit losses[1]		(40,044)		602,028
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(100)		1,512
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(99)		1,504

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won, except per share amounts)	2016
	Three months		Nine months
Provision(reversal) of regulatory reserve for credit losses	~~W~~	742	~~W~~	1,536
Adjusted profit(losses) after provision of regulatory reserve for credit losses[1]		(28,479)		624,112
Adjusted basic earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(76)		1,642
Adjusted diluted earnings(losses) per share after provision of regulatory reserve for credit losses[1]		(75)		1,634

[1]	Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision (reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit for the period.

19.5 Treasury Shares

Changes in treasury shares outstanding for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won and in number of shares)	2017
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		19,753,813		1,792,500		4,438,230		17,108,083
Carrying amount[1]	~~W~~	719,090	~~W~~	82,212	~~W~~	165,101	~~W~~	636,201

(In millions of Korean won and in number of shares)	2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[2]		—		13,806,975		—		13,806,975
Carrying amount[2]	~~W~~	—	~~W~~	476,076	~~W~~	—	~~W~~	476,076

[1]	The trust agreement with Samsung Securities Co., Ltd. is terminated as the agreement was expired during the nine-month period ended September 30, 2017.
[2]	The Company had entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~800,000 million in order to enhance shareholder value in the prior quarter.

20. Dividends

The dividends to the shareholders of the Company in respect of the year ended December 31, 2016, of ~~W~~ 1,250 per share, amounting to total dividends of ~~W~~ 497,969 million were paid in April 2017. The dividends paid to the shareholders of the Company in 2016 were ~~W~~ 378,625 million (~~W~~980 per share).

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

21. Net Interest Expense

Interest income (expense) and net interest expense for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Interest income
Due from financial institutions	~~W~~	495	~~W~~	2,929	~~W~~	791	~~W~~	2,631
Loans		44		94		283		1,032
Other		64		190		70		207

		603		3,213		1,144		3,870

Interest expense
Debts		1,813		7,364		456		753
Debentures		25,460		65,513		17,009		41,399

		27,273		72,877		17,465		42,152

Net interest expense	~~W~~	(26,670)	~~W~~	(69,664)	~~W~~	(16,321)	~~W~~	(38,282)

22. Net Fee and Commission Expense

Fee and commission income (expense) and net fee and commission expense for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Fee and commission income
Fees in Korean won	~~W~~	240	~~W~~	576	~~W~~	43	~~W~~	43
Fee and commission expense
Fees paid in Korean won		1,195		6,450		1,756		4,807
Fees paid in foreign currency		80		162		62		87

		1,275		6,612		1,818		4,894

Net fee and commission expense	~~W~~	(1,035)	~~W~~	(6,036)	~~W~~	(1,775)	~~W~~	(4,851)

23. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss consists of gains or losses related to financial instrument that includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. Details for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Gains related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	3,409	~~W~~	9,483	~~W~~	1,651	~~W~~	7,344
Losses related to financial instruments at fair value through profit or loss
Financial assets designated at fair value through profit or loss		4,517		5,706		195		195

Net gains(losses) on financial instruments at fair value through profit or loss	~~W~~	(1,108)	~~W~~	3,777	~~W~~	1,456	~~W~~	7,149

24. Net Other Operating Income

Other operating income and other operating expense for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Other operating income
Dividend income from subsidiaries	~~W~~	—	~~W~~	693,660	~~W~~	—	~~W~~	686,919
Dividend income from associate		—		15,884		—		7,989

		—		709,544		—		694,908

Other operating expense		—		—		—		—
Net other operating income	~~W~~	—	~~W~~	709,544	~~W~~	—	~~W~~	694,908

25. General and Administrative Expenses

Details of general and administrative expenses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016
	Three months		Nine months		Three months		Nine months
Employee benefits
Salaries and other short-term employee benefits - Salaries	~~W~~	5,439	~~W~~	16,414	~~W~~	5,105	~~W~~	14,715
Salaries and other short-term employee benefits - Others		935		2,841		879		2,601
Post-employment benefits - defined benefit plans		487		1,462		512		1,537
Post-employment benefits - defined contribution plans		—		1		6		13
Share-based payments		1,009		4,952		1,652		1,858

		7,870		25,670		8,154		20,724

Depreciation and amortization		132		479		202		600

Other general and administrative expenses
Travel		139		500		92		232
Communications		80		379		79		341
Tax and dues		43		206		36		231
Publication		45		162		41		150
Rental expense		415		1,153		385		1,139
Vehicle		39		103		37		95
Service fees		1,554		4,841		1,367		3,572
Advertising		52		440		31		444
Training		179		558		138		337
Others		1,308		3,976		1,494		3,945

		3,854		12,318		3,700		10,486

	~~W~~	11,856	~~W~~	38,467	~~W~~	12,056	~~W~~	31,810

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Share-based Payments

Share-based payment plan, where the number of granted shares is determined by the long-term achievement, for executives and employees of the Company and its subsidiaries as of September 30, 2017, is as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Vesting conditions
KB Financial Group Inc.
Series 4	July 13, 2010	12,429	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	Jan. 01, 2012	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	July 17, 2013	11,486	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 12	Nov. 21, 2014	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 14	July 17, 2015	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	Jan. 01, 2016	72,843	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 17	Jan. 01, 2017	42,032	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,10]
Series 18	July 17, 2017	7,444	Achievement of targets on the basis of market and non-market performance [2,10]
Deferred grant in 2014	—	5,286	Satisfied
Deferred grant in 2015	—	14,961	Satisfied
Deferred grant in 2016	—	15,338	Satisfied

		239,102

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Kookmin Bank
Series 64	July 24, 2015	11,133	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	Aug. 26, 2015	11,587	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	Nov. 21, 2014	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	Jan. 01, 2016	135,934	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 68	July 05, 2016	9,621	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Series 69	Jan. 01, 2017	330,194	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,11]
Series 70	July 24, 2017	8,743
Series 71	Aug. 26, 2017	8,744
Series 72	Aug. 28, 2017	5,601
Deferred grant in 2014	—	35,312	Satisfied
Deferred grant in 2015	—	61,328	Satisfied
Deferred grant in 2016	—	155,407	Satisfied

		801,996

Other subsidiaries and associate
Stock granted in 2010	—	2,096	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2011	—	2,633	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2012	—	7,788	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2013	—	21,289	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Stock granted in 2014	—	45,426	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2015	—	197,609	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2016	—	181,527	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]
Stock granted in 2017	—	278,065	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9,12]

		736,433

		1,777,531

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of September 30, 2017).
[2]	Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR(Total Shareholder Return), EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 50% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 40% is determined upon the accomplishment of relative TSR. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 50% is determined upon the accomplishment of relative TSR. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 30% is determined upon the accomplishment of relative TSR.
[10]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, results of the Group and relative TSR respectively. 70% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 30% is determined upon the accomplishment of relative TSR.
[11]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 30% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 70% is determined upon the accomplishment of Performance Results.
[12]	50%, 30% and 20% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 20% is determined upon the accomplishment of relative TSR. 80% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 20% is determined upon the accomplishment of relative TSR. 60%, 30% and 10% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of subsidiaries’ performance, while 10% is determined upon the accomplishment of relative TSR. 90% of the number of certain granted shares to be compensated is determined upon the accomplishment of Performance Results, while 10% is determined upon the accomplishment of relative TSR.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

The stock grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual stock granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

Details of stock grants linked to short-term performance as of September 30, 2017, are as follows:

	Grant date	Estimated number of vested shares[1]	Vesting conditions
KB Financial Group Inc.
Stock granted in 2010	Jan. 01, 2010	322	Satisfied
Stock granted in 2011	Jan. 01, 2011	1,728	Satisfied
Stock granted in 2012	Jan. 01, 2012	2,642	Satisfied
Stock granted in 2013	Jan. 01, 2013	448	Satisfied
Stock granted in 2014	Jan. 01, 2014	7,079	Satisfied
Stock granted in 2015	Jan. 01, 2015	16,730	Satisfied
Stock granted in 2016	Jan. 01, 2016	20,523	Satisfied
Stock granted in 2017	Jan. 01, 2017	14,784	Proportional to service period
Kookmin Bank
Stock granted in 2013	Jan. 01, 2013	685	Satisfied
Stock granted in 2014	Jan. 01, 2014	66,695	Satisfied
Stock granted in 2015	Jan. 01, 2015	103,061	Satisfied
Stock granted in 2016	Jan. 01, 2016	140,918	Satisfied
Stock granted in 2017	Jan. 01, 2017	81,305	Proportional to service period
Other subsidiaries and associate
Stock granted in 2014	—	24,976	Satisfied
Stock granted in 2015	—	117,127	Satisfied
Stock granted in 2016	—	204,810	Satisfied
Stock granted in 2017	—	158,283	Proportional to service period

[1]	Executives and employees were given the option of deferring payment of the granted shares (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted amount is deferred for up to five years after the date of retirement when the deferred grant has been confirmed.

Share-based payment arrangement for subsidiaries and associate was transferred to the Company in 2010, and the related compensation cost paid to the executives and employees of subsidiaries and associate is reimbursed by these companies. The accrued expenses representing share-based payments as of September 30, 2017 and December 31, 2016, are ~~W~~108,163 million and ~~W~~79,742 million, respectively, and the receivables to be reimbursed by the subsidiaries and associate for the compensation costs are ~~W~~95,893 million and ~~W~~70,697 million, respectively. The compensation costs from share-based payments that amounts to ~~W~~4,952 million and ~~W~~1,858 million were recognized as an expense for the nine-month periods ended September 30, 2017 and 2016, respectively.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

26. Non-operating Income (Expense):

Details of non-operating income and expenses for the three-month and nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017				2016

	three months		Nine months		three months		Nine months
Non-operating income
Reversal of impairment losses on intangible assets	~~W~~	100	~~W~~	100	~~W~~	—	~~W~~	100
Others		2		605		485		525

		102		705		485		625

Non-operating expenses
Impairment losses on intangible assets		(67)		2		—		1
Donation		35		603		160		855
Others		—		6		1		3

		(32)		611		161		859

Non-operating income (expenses)	~~W~~	134	~~W~~	94	~~W~~	324	~~W~~	(234)

27. Income Tax Benefit(Expense)

Details of income tax benefit(expense) for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Tax payable
Current tax expense	~~W~~	—	~~W~~	—

Change in deferred tax assets and liabilities
Origination and reversal of temporary differences		1,964		(1,207)
Tax expense recognized directly in equity
Remeasurements of net defined benefit liabilities		(27)		(25)

Income tax benefit(expense)	~~W~~	1,937	~~W~~	(1,232)

28. Earnings per Share

Calculations of basic earnings per share on the profit attributable to ordinary shares are as follows:

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Weighted average number of ordinary shares outstanding:

(In number of shares)	2017
	Three months	Nine months
Beginning (A)	418,111,537	418,111,537
Acquisition of treasury shares (B)	21,546,313	21,407,000
Disposal of treasury shares (C)	4,148,780	1,398,124

Weighted average number of ordinary shares outstanding (A - B+C)	400,714,004	398,102,661

(In number of shares)	2016
	Three months	Nine months
Beginning (A)	386,351,693	386,351,693
Acquisition of treasury shares (B)	10,415,671	6,224,768

Weighted average number of ordinary shares outstanding (A - B)	375,936,022	380,126,925

Basic earnings(losses) per share

(In Korean won and in number of shares)	2017
	Three months		Nine months
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	(39,131,431,545)	~~W~~	601,184,568,378
Weighted average number of ordinary shares outstanding (D)		400,714,004		398,102,661
Basic earnings (losses) per share (E = C / D)	~~W~~	(98)	~~W~~	1,510

(In Korean won and in number of shares)	2016
	Three months		Nine months
Profit (loss) attributable to ordinary shares[1] (C)	~~W~~	(27,736,989,354)	~~W~~	625,648,009,075
Weighted average number of ordinary shares outstanding (D)		375,936,022		380,126,925
Basic earnings (losses) per share (E = C / D)	~~W~~	(74)	~~W~~	1,646

[1]	Profit (loss) attributable to ordinary shares is the same as profit (loss) for the period in the statements of comprehensive income.

Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Company’s dilutive potential ordinary shares include stock grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the stock grants. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of stock grants.

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

Adjusted profit(loss) to calculate diluted earnings per share:

(In Korean won)	2017
	Three months		Nine months
Profit (loss) attributable to ordinary shares	~~W~~	(39,131,431,545)	~~W~~	601,184,568,378
Adjustment		—		—

Adjusted profit (loss) for diluted earnings per share	~~W~~	(39,131,431,545)	~~W~~	601,184,568,378

(In Korean won)	2016
	Three months		Nine months
Profit (loss) attributable to ordinary shares	~~W~~	(27,736,989,354)	~~W~~	625,648,009,075
Adjustment		—		—

Adjusted profit (loss) for diluted earnings per share	~~W~~	(27,736,989,354)	~~W~~	625,648,009,075

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	2017
	Three months	Nine months
Weighted average number of ordinary shares outstanding	400,714,004	398,102,661
Adjustment
Stock grants	2,054,206	2,175,864

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (losses) per share	402,768,210	400,278,525

(In number of shares)	2016

	Three months	Nine months
Weighted average number of ordinary shares outstanding	375,936,022	380,126,925
Adjustment
Stock grants	1,589,091	1,733,090

Adjusted weighted average number of ordinary shares outstanding for diluted earnings (losses) per share	377,525,113	381,860,015

Diluted earnings(losses) per share:

(In Korean won and in number of shares)	2017
	Three months		Nine months
Adjusted profit (loss) for diluted earnings (loss) per share	~~W~~	(39,131,431,545)	~~W~~	601,184,568,378
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (losses) per share		402,768,210		400,278,525
Diluted earnings (losses) per share	~~W~~	(97)	~~W~~	1,502

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In Korean won and in number of shares)	2016
	Three months		Nine months
Adjusted profit (losses) for diluted earnings (loss) per share	~~W~~	(27,736,989,354)	~~W~~	625,648,009,075
Adjusted weighted average number of ordinary shares outstanding for diluted earnings (losses) per share		377,525,113		381,860,015
Diluted earnings (losses) per share	~~W~~	(73)	~~W~~	1,638

29. Supplemental Cash Flow Information

Cash and cash equivalents as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)	September 30, 2017		December 31, 2016
Due from financial institutions	~~W~~	286,683	~~W~~	115,065
Restricted cash from financial institutions		(3)		(3)

	~~W~~	286,680	~~W~~	115,062

Significant non-cash transactions for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
Reclassified from Investments in associates to Investments in subsidiaries	~~W~~	1,053,690	~~W~~	—
Changes in investments in subsidiaries and share capital in relation to stock exchange		251,646		—
Changes in other receivables and other payables in relation to consolidated tax		(208,906)		291,099
Changes in receivables and payables in relation to share grants		25,196		12,494
Changes in other payables related with acquisition of associates		—		15,242

Cash inflows and outflows due to interest and dividends for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)	Activity	2017		2016
Income tax expense paid	Operating	~~W~~	1,403	~~W~~	803
Interest received	Operating		2,985		3,889
Interest paid	Operating		68,030		38,205
Dividends received	Operating		718,656		700,122
Dividends paid	Financing		497,969		378,625

30. Contingent Liabilities and Commitments

Commitments made with financial institutions as of September 30, 2017 and December 31, 2016, are as follows:

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)		September 30, 2017				December 31, 2016
		Amount of commitment		Amounts borrowed		Amount of commitment		Amounts borrowed
General loans	Standard Chartered Bank Korea Ltd	~~W~~	250,000	~~W~~	—	~~W~~	—	~~W~~	—
	NongHyup Bank		150,000		—		—		—
	Woori Bank		80,000		—		—		—
	KEB Hana Bank		50,000		—		50,000		—

		~~W~~	530,000	~~W~~	—	~~W~~	50,000	~~W~~	—

31. Related Party Transactions

Significant related party transactions for the nine-month periods ended September 30, 2017 and 2016, are as follows:

(In millions of Korean won)			2017		2016
Subsidiaries	Kookmin Bank	Interest income	~~W~~	3,076	~~W~~	2,197
		Fee and commission income		523		39
		Net other operating income		359,493		380,521
		General and administrative expenses		2,875		2,953
	KB Securities Co., Ltd.	General and administrative expenses		638		57
	KB Insurance Co., Ltd.	Net other operating income		15,884		7,989
		General and administrative expenses		651		527
	KB Kookmin Card Co., Ltd.	Net other operating income		250,056		200,008
		Net non-operating income		3		2
		General and administrative expenses		364		102
	KB Life Insurance Co., Ltd.	General and administrative expenses		13		12
	KB Asset Management Co., Ltd.	Net other operating income		50,000		50,000
	KB Capital Co., Ltd.	Income on financial instruments at fair value through profit or loss		9,483		7,344
		Expense on financial instruments at fair value through profit or loss		5,706		195
		Net other operating income		5,590		5,591
		General and administrative expenses		34		45
	KB Savings Bank Co., Ltd.	Net other operating income		5,521		—
	KB Real Estate Trust. Co., Ltd.	Net other operating income		20,000		50,000
	KB Investment Co., Ltd.	Interest income		44		—
		Net other operating income		3,000		800
	KB Data Systems Co., Ltd.	General and administrative expenses	~~W~~	897	~~W~~	836

Significant receivables and payables, and related allowance for loan losses arising from the related party transactions as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)			September 30, 2017		December 31, 2016
Subsidiaries	Kookmin Bank	Cash and due from financial institutions	~~W~~	286,683	~~W~~	57,967
		Other assets		191,141		426,521
		Other liabilities		2,097		3,313

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

KB Securities Co., Ltd.	Other assets		15,984		8,273
	Other liabilities		20,482		—
KB Insurance Co., Ltd.	Other assets		11,132		6,347
	Other liabilities		337		—
KB Kookmin Card Co., Ltd.	Other assets		81,220		57,943
	Other liabilities		917		387
KB Life Insurance Co., Ltd.	Other assets		4,449		3,683
	Other liabilities		8,993		7,465
KB Asset Management Co., Ltd.	Other assets		14,040		2,262
KB Capital Co., Ltd.	Financial assets at fair value through profit or loss		290,950		246,656
	Other assets		3,811		2,011
	Other liabilities		34		—
KB Savings Bank Co., Ltd.	Other assets		4,181		667
KB Real Estate Trust Co., Ltd.	Other assets		8,471		7,236
KB Investment Co., Ltd.	Loans		10,000		1,000
	Other assets		1,092		601
KB Credit Information Co., Ltd.	Other assets		791		8
	Other liabilities		14		939
KB Data Systems Co., Ltd.	Property and equipment		1		87
	Other assets		2,027		939
	Other liabilities	~~W~~	166	~~W~~	87

According to Korean IFRS 1024, the Company includes subsidiaries and key management (including family members) in the scope of related parties. Additionally, the Company discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. See Notes 9 and 10 for details on subsidiaries and associates, respectively.

Key management includes the directors of the Company, their close family members, and the companies where the directors and/or their close family members have control or joint control.

Unused commitments by a related party as of September 30, 2017 and December 31, 2016, are as follows:

(In millions of Korean won)			September 30, 2017		December 31, 2016
Subsidiary	KB Kookmin Card Co., Ltd.	Unused commitments of credit card	~~W~~	1,447	~~W~~	1,613

Compensation to key management for the nine-month periods ended September 30, 2017 and 2016, consists of:

(In millions of Korean won)	2017
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered director (executive)	~~W~~	510	~~W~~	16	~~W~~	730	~~W~~	1,256
Registered director (non-executive)		382		—		—		382
Non-registered director		2,558		97		4,222		6,877

	~~W~~	3,450	~~W~~	113	~~W~~	4,952	~~W~~	8,515

KB Financial Group Inc.

Notes to the Separate Interim Financial Statements

September 30, 2017 and 2016 (Unaudited), and December 31, 2016

(In millions of Korean won)	2016
	Short-term employee benefits		Post- employment benefits		Share- based payments		Total
Registered director (executive)	~~W~~	100	~~W~~	17	~~W~~	(567)	~~W~~	(450)
Registered director (non-executive)		352		—		—		352
Non-registered director		1,966		38		2,425		4,429

	~~W~~	2,418	~~W~~	55	~~W~~	1,858	~~W~~	4,331